SE

21002341

SEC Mail Processing Section

MAR 02 2021

Washington DC 416

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# A ... REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-41241 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Services Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

| San Antonio | TX | 78288 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Nancy Reinhard — (210) 498-6793
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 111 West Houston Street, Suite 1901 | San Antonio | TX | 78205 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, A. Nancy Reinhard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Services Company, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL ARREDONDO JR
Notary ID #132795849
My Commission Expires
November 23, 2024

NOTARY PUBLIC STATE OF TEXAS

Signature

VP, Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# USAA INVESTMENT SERVICES COMPANY
## (FORMERLY USAA INVESTMENT MANAGEMENT COMPANY)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2020

Ernst & Young LLP
Suite 1901
111 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Building a better working world

# Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
USAA Investment Services Company

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of USAA Investment Services Company (the Company, formerly known as USAA Investment Management Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Pubic Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2004
February 26, 2021

# USAA INVESTMENT SERVICES COMPANY

## Statement of Financial Condition

December 31, 2020

(Dollars in thousands, except share amounts)

| | |
|---|---|
| **Assets** | |
| Cash | $ 254,566 |
| Restricted cash | 76 |
| Current income tax receivable | 5,062 |
| Receivable from affiliates, net | 9,492 |
| Deferred income tax receivable, net | 172 |
| Other assets | 1,468 |
| Total assets | $ 270,836 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities: | |
| Payable to affiliates, net | $ 14,949 |
| Accrued personnel expenses | 5,549 |
| Accounts payable and accrued expenses | 1,493 |
| Deferred revenue | 74,200 |
| Total liabilities | 96,191 |
| Stockholder's Equity: | |
| Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding, voting | 1 |
| Preferred stock, 50,000 shares authorized; 0 shares issued and outstanding | — |
| Additional paid-in capital | 212,762 |
| Retained earnings (accumulated deficit) | (38,118) |
| Total stockholder's equity | 174,645 |
| Total liabilities and stockholder's equity | $ 270,836 |

See accompanying notes to financial statements.

## USAA INVESTMENT SERVICES COMPANY

### Notes to Financial Statements

(Dollars in thousands)

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

| Term | Description |
|---|---|
| APA | Asset Purchase Agreement |
| ASU | Accounting Standards Update |
| CapCo | USAA Capital Corporation, a wholly-owned subsidiary of USAA, is a holding company for certain non-insurance operations of USAA |
| COVID-19 | Coronavirus disease 2019 |
| Exchange Act | Securities Exchange Act of 1934 |
| FAI | USAA Financial Advisors, Inc., a wholly-owned subsidiary of USAA Financial Planning Services Insurance Agency, was a registered broker-dealer with the SEC (registration terminated 8/29/2020) under the Exchange Act and was a member of FINRA |
| FINRA | Financial Industry Regulatory Authority, Inc. |
| FPS | USAA Financial Planning Services Insurance Agency, Inc. |
| FSB | USAA Federal Savings Bank, a wholly-owned subsidiary of CapCo, provides banking products and services to USAA members |
| GAAP | Generally Accepted Accounting Principles in the United States of America |
| ICORP | USAA Investment Corporation, a wholly-owned subsidiary of CapCo |
| IMCO | USAA Investment Management Company (now referred to as ISCO), a wholly-owned subsidiary of ICORP, was a registered broker-dealer and investment adviser with the SEC that provided services to USAA members |
| ISCO | USAA Investment Services Company (formerly known as IMCO), a registered broker-dealer and a state registered investment adviser, provides referral and marketing services on behalf of Schwab Holdings, Inc., a dually registered investment advisor and broker-dealer |
| NFS | National Financial Services LLC |
| SCA | Secondary Clearing Agreement |
| Schwab | Schwab Holdings, Inc. |
| SEC | United States Securities and Exchange Commission |
| SIPC | Securities Investor Protection Corporation |
| UMP® | USAA Managed Portfolios |
| USAA | United Services Automobile Association is a diversified financial services company and is the ultimate parent company of ISCO |
| Victory | Victory Capital Holdings, Inc. |

## (1) Nature of operations and basis of presentation

USAA Investment Services Company, also referred to as we, us, or our, unless otherwise denoted, is a wholly-owned subsidiary of USAA Investment Corporation, which is a wholly-owned subsidiary of USAA Capital Corporation, which in turn is a wholly-owned subsidiary of United Services Automobile Association.

ISCO, a registered broker-dealer and investment adviser, offers services principally to individuals eligible for membership in USAA or its affiliates, primarily active duty, retired, or honorably discharged U.S. military personnel and their families. ISCO, is a registered investment adviser with securities regulators in Texas, Arizona, and Colorado, and a broker-dealer with the SEC and a member of FINRA.

On July 25, 2019, ISCO, formerly known as IMCO, agreed to enter into an APA with Schwab to sell certain assets from the USAA Brokerage and Managed Portfolio Business. ISCO provides referral and marketing services on behalf of Schwab, a registered investment adviser and broker-dealer. The referral services started on the sale date, May 26, 2020. See Note 2 - Significant accounting policies and pronouncements, Section E, for additional information.

As a result of the transaction described in Note 2 - Significant accounting policies and pronouncements, Section E, FAI was deregistered with the SEC. Previously, FAI was an affiliated registered securities broker-dealer with the SEC under the Exchange Act, as amended, and was a member of FINRA. FAI was formed to collectively allow FPS and FAI to serve as the portal through which customers (including customers of ISCO) could receive integrated financial advice on certain USAA products and services that were suitable for their financial needs.

Prior to the transaction with Schwab, ISCO was an introducing broker-dealer that cleared all transactions with and for customers on a fully disclosed basis with Fidelity Global Brokerage Group, Inc., who provided clearing, custody and other brokerage services to ISCO through their wholly owned subsidiary NFS, Members New York Stock Exchange, Securities Investor Protection Corporation (SIPC). On behalf of ISCO, NFS provided custody, trade execution, clearing, and other brokerage-related services for ISCO brokerage accounts. Pursuant to a SCA among ISCO, FAI, and NFS, FAI referred brokerage customer accounts to ISCO and ISCO, in turn, introduced the accounts to NFS. ISCO also served as the investment adviser for the USAA Managed Account Program and the FSB Trust Services Department, and until July 1, 2019, it served as underwriter and distributor of the USAA Mutual Funds Trust (MF Trust) and ETF Trust (together with the MF Trust, the Trusts), and administered and marketed the USAA 529 College Savings Plan. NFS no longer serves as the custodian for assets or clears transactions for ISCO, effective May 26, 2020.

The accompanying financial statements have been prepared in accordance with GAAP.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Therefore, actual results could differ from those estimates.

## (2) Significant accounting policies and pronouncements

A. Cash

*Cash* consists of funds on deposit with two Federal Deposit Insurance Corporation insured United States based financial institutions. Amounts on deposit may exceed federally insured levels. We do not believe that we are exposed to significant risk on cash.

B. Restricted cash

*Restricted cash* consists of cash that is legally restricted as to withdrawal or usage. ISCO's restricted cash represents a cash balance held in a proprietary account at NFS.

C. Software and equipment

Software and equipment historically consisted of purchased and internally-developed software. On May 26, 2020, these assets were disposed of as part of the asset sale to Schwab. See Note 2 - Significant accounting policies and pronouncements, Section E, for more detail.

D. Income taxes

ISCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group. However, for separate company financial statement purposes, our accounting policy is to report taxes on a separate company reporting basis. Separate company current taxes are computed at a 21% rate on regular taxable income adjusted for any consolidated benefits allocated to the companies.

Deferred income taxes are recognized for the federal and state tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

We file separate company state tax returns or are included in unitary state returns, where applicable. State income taxes are allocated to state group members based on a tax allocation agreement for unitary jurisdictions and directly allocated for separate jurisdictions.

E. Restructuring plan

Schwab Agreement

On July 25, 2019, ISCO entered into an APA with Schwab to sell certain assets from the USAA Brokerage and Managed Portfolio Business. Additionally, FAI and Schwab agreed to enter into a long-term referral agreement, effective at closing of the acquisition, which would make Schwab exclusive provider of investment advisory and brokerage services for USAA members. The acquisition closed on May 26, 2020.

(Dollars in thousands)

As a result of the sale transaction, we no longer provide services for our Brokerage and Managed Portfolio products, for which we have historically recognized advisory fees, brokerage commissions, mutual fund trailer revenue, interest income and other revenues derived from these products. Following the sale, our primary source of revenue is from referral fees derived from our long-term brokerage referral agreement with Schwab.

The following products and activities are subject to the transaction with Schwab and have historically been included in our financial results:

a) Brokerage

Prior to the close of the transaction on May 26, 2020, the brokerage product provided introducing broker-dealer and retail investment advisory services, which included opening and servicing retail brokerage and UMP® accounts for USAA members. Through the brokerage product, ISCO was responsible for reviewing, monitoring, and supervising all transactions, investments, and activity for member accounts, including, but not limited to, adherence to regulatory capital requirements. Additionally, it provided distribution and marketing services to mutual funds sold to Victory in 2019. Distribution and marketing services included establishing and maintaining accounts for new customers, performing account reconciliations and communication with account holders, including sending account statements.

b) Managed Portfolio

Prior to the close of the transaction on May 26, 2020, the UMP® product provided USAA members with a professionally-managed investment solution, whereby members were able to invest in a variety of products, including those outside of the USAA portfolio (e.g., Fidelity mutual funds). ISCO offered USAA members advice on the appropriate UMP® investments and brokered all investment transactions.

At the time the APA was entered into, the sale of the USAA Brokerage and Managed Portfolio Business did not meet certain criteria to be considered a separate component of our business and therefore did not meet the criteria for discontinued operations presentation.

Net proceeds received from the sale were $1,581,314. No tangible assets were sold to Schwab as part of the sale. The executed long-term brokerage referral agreement with Schwab was priced below fair value and as a result, we recorded deferred revenue of $84,000 at the time of sale. The deferred revenue will be recognized on a straight-line basis over five years, beginning June, 2020. The unamortized balance of $74,200 is included in *Deferred revenue* on the Statement of Financial Condition.

The exit costs liability as of December 31, 2020, is $1,514 and are presented in *Accrued personnel costs* on the Statement of Financial Condition.

F. COVID-19

On January 30, 2020, the World Health Organization declared an infectious disease known as COVID-19 a "Public Health Emergency of International Concern." The COVID-19 pandemic has resulted in authorities implementing numerous measures attempting to contain the spread and impact of COVID-19, such as travel bans and restrictions, quarantines, shelter-in-place orders and limitations on business activity, including closures. These measures are, among other things, severely restricting global economic activity.

(Dollars in thousands)

These measures have also negatively impacted, and could continue to negatively impact businesses, market participants, our counterparties and members, and the U.S. and/or global economy for a prolonged period.

To address the economic impact in the U.S., the President signed into law two economic stimulus packages to provide relief to businesses and individuals. The Board of Governors of the Federal Reserve took additional steps to bolster the economy by providing additional funding sources for small and mid-sized businesses as well as for state and local governments as they work through cash flow stresses caused by the COVID-19 pandemic. The Federal Reserve has taken other steps to provide fiscal and monetary stimuli, including reducing the federal funds rate and the interest rate on the Federal Reserve's discount window, and implementing programs to promote liquidity in certain securities markets. The Federal Reserve, along with other U.S. banking regulators, also issued Inter-Agency Guidance to financial institutions that are working with borrowers affected by COVID-19.

As of December 31, 2020, COVID-19 has limited our ability to generate referral fees. However, the full extent of any impact is dependent upon future developments, including, but not limited to (i) the duration and spread of the outbreak, (ii) restrictions and advisories, (iii) the efficacy of vaccinations, and (iv) the speed at which herd immunity can be achieved.

G. New accounting pronouncements issued and adopted

During 2020, we adopted the following ASUs:

- ASU 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, with guidance clarified in subsequent ASUs;*
- ASU 2018-15, *Intangibles-Goodwill and Other-Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.*

Information about these accounting updates is described in more detail below:

ASU 2016-13 (with guidance clarified by subsequent ASUs) requires enhanced financial statement disclosures and introduces a new impairment model for financial instruments based on historical experience, current conditions and supportable forecasts. The ASU is effective for ISCO for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We evaluated the characteristics of in-scope financial assets, including contract terms, counterparty risk characteristics, and historical losses, and determined there was no impact.

ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use-software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected. The ASU is effective for ISCO for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We evaluated this ASU and determined there was no impact.

H. New accounting pronouncements issued but not yet effective

During 2020, there were no relevant to us ASUs to the Financial Accounting Standards Board Accounting Standards Codification issued that were yet effective.

## (3) Related party transactions

A. General operations

USAA

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, data processing, printing, salaries, employee benefits, and corporate staffing services. Accordingly, we pay for these various services, and amounts owed are included in *Payable to affiliates, net*. Amounts are settled monthly. The contracted services and allocations are based upon various formulas and agreements.

CapCo

Under the terms of an affiliate funding agreement, we have the ability to borrow up to $500,000 from CapCo. Borrowings under CapCo's affiliate funding agreement are made for short-term liquidity purposes. There were no borrowings during 2020.

FSB

Prior to execution of the Schwab Agreement, we provided FSB certain administrative and record keeping services related to brokerage accounts linked to customer deposit accounts. We also provided and received services pursuant to various services fee agreements with FSB.

FAI

Prior to August 28, 2020, FAI was a registered securities broker-dealer with the SEC under the Exchange Act, as amended, and was a member of FINRA. FAI was formed to collectively allow FPS and FAI to serve as the portal through which customers can receive integrated financial advice on certain USAA products and services that may be suitable for their financial needs.

We had a Referral Services, Expense Allocation, and Cost-Sharing Agreement with FAI and FPS. Under the terms of the agreement, we engaged FAI and FPS to perform origination and servicing activities with respect to the USAA brokerage and mutual fund accounts and services rendered on behalf of IMCO's UMP® program.

Our activities under the SCA among us, FAI, and NFS included accepting accounts introduced to us by FAI and in turn introducing those accounts to NFS. FAI billed us for these activities under the provisions of the Referral Services, Expense Allocation, and Cost-Sharing Agreement referenced above.

FPS

We are billed by FPS for gross marketing expenses.

(Dollars in thousands)

Receivables and payables due from and to affiliates are presented on the Statement of Financial Condition on a net basis. The net receivable and net payables due from/to our affiliates at December 31, 2020 are as follows:

| | Assets |
|---|---|
| Receivable from affiliates | |
| FPS | $ 9,492 |
| Total Receivable from affiliates, net | $ 9,492 |

| | Liabilities |
|---|---|
| Payable to affiliates, net | |
| USAA | $ 14,393 |
| FSB | 14 |
| ICORP | 293 |
| Other | 249 |
| Total Payable to affiliates, net | $ 14,949 |

B. Employee benefit plans

Defined benefit pension plan

Employees who were hired before June 1, 2007 or employed on or after January 1, 2021 are covered under a defined benefit pension plan administered by USAA, which is accounted for on a group basis. Benefits accrued prior to June 1, 2007 are determined based on years of service and the employee's final average pay as defined in the plan. All employees as of December 31, 2020, who are actively employed as of January 1, 2021, will be provided a one-time pay credit to their cash balance account as of January 1, 2021 equal to 3-9% of 2020 eligible earnings, depending on the employee's age as of the end of 2020.

Beginning in 2021, all employees are eligible for a cash balance pension benefit under the same plan. The cash balance pension benefit provides employees an amount equal to 3% of annual eligible earnings credited to a notional account that grows with interest credits. Interest is calculated as of December 31 each year by multiplying the notional account balance as of January 1 of the same year by a variable interest rate. The variable interest rate is equal to the 10-year Treasury rate for October of the year prior to the year of the credit. The rate will not be less than 0%, nor exceed 3%. Employees are fully vested in the cash balance pension benefit after completing three years of vesting service. Employees hired on or after January 1, 2021 must meet participation requirements before becoming a participant in the plan.

Postretirement benefits plan

Substantially all employees hired prior to January 1, 2016, will become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA, if they meet minimum age and service requirements and retire while working for USAA.

(Dollars in thousands)

Defined contribution plans

Substantially all of our employees are eligible to participate in USAA's defined contribution plans. Prior to 2021, new participants are automatically enrolled with a contribution rate of 8% but can subsequently opt out or adjust the contribution rate. We match participant contributions dollar for dollar up to a maximum of 8% of a participant's compensation. Participants fully vest in our matching contributions after two years of vesting service.

Beginning in 2021, new participants are automatically enrolled with a contribution rate of 4%, which automatically increases to 6% upon their one-year anniversary but can subsequently opt out or adjust the contribution rate. We match participant contributions two dollars for one dollar, up to a maximum of 8% of a participant's compensation. USAA will provide an employer match true-up feature, where USAA will calculate the match each eligible employee received and compare it to the match each eligible employee should have received based on total contributions for the year. If an adjustment is needed, eligible employees will receive a separate contribution in the following year, as soon as administratively possible.

USAA also provides another defined contribution benefit, Retirement Plus, which is available to substantially all of our employees hired prior to January 1, 2021. Beginning in 2021, USAA will no longer provide a Retirement Plus contribution to employees. Retirement Plus is an age-based contribution which ranges from 3% to 9% of annual pay. The contribution is deposited into each participant's retirement account annually. These contributions are managed by the participants. The contributions become 20% vested upon the participant's completion of two years of vesting service and increase 20% each year such that the participant's new retirement benefit shall be 100% vested upon the completion of six years of vesting service.

## (4) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2020, are presented below. Deferred tax assets and liabilities are valued at 21%, the rate at which they are expected to reverse in the future.

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Accrued bonus | $ | 633 |
| Accrued expenses | | 107 |
| State income taxes, net of federal income taxes | | 1,260 |
| Unearned revenue | | 15,582 |
| Total gross deferred tax assets | | 17,582 |
| Less: Valuation allowance | | (17,410) |
| Total net deferred tax assets | | 172 |
| Deferred tax liabilities: | | |
| Total gross deferred tax liabilities | | — |
| Deferred income tax asset, net | $ | 172 |

As of December 31, 2020, we had approximately $17,582 in deferred tax assets. It is management's position that it is more likely than not that ISCO's ordinary deferred tax assets will not be realized. Although ISCO has significant taxable income in the current year as a result of the Schwab transaction, ISCO does not have enough

(Dollars in thousands)

future taxable income and reversals of ordinary deferred tax liabilities to fully utilize its deferred tax assets. We have recorded a valuation allowance of $16,286 on the federal deferred tax assets and a valuation allowance of $1,124 on the state deferred tax assets on ISCO's standalone financials.

Our Statement of Financial Condition includes the following income tax receivable and payable amounts:

| Income tax receivable (payable): | Federal | State | Total |
|---|---|---|---|
| Current income tax receivable (payable), net | $ 875 | $ 4,187 | $ 5,062 |
| Deferred income tax receivable (payable), net | — | 172 | 172 |
| Total income tax receivable (payable), net | $ 875 | $ 4,359 | $ 5,234 |

We have reassessed our uncertain tax positions and, as of December 31, 2020, the balance of unrecognized tax benefits remains zero. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are no positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amount of unrecognized tax benefits for uncertain tax positions will significantly change within twelve months. At December 31, 2020, no range exists for potential changes in the liability for uncertain tax positions due to resolution with tax authorities, as the balance of unrecognized tax benefits remains zero.

For 2020, the total amount of interest payable recognized in the Statement of Financial Condition is zero. There is no amount of payables for penalties attributable to uncertain tax positions recognized in the Statement of Financial Condition.

The 2013, 2014, 2017, 2018, 2019, and 2020 tax years remain subject to federal examination and the 2013 through 2020 tax years remain subject to state examination.

## (5) Regulatory matters and net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. At December 31, 2020, our net capital was $158,335, which was $158,085 in excess of our minimum net capital requirement of $250.

From January 1, 2020 to May 31, 2020, ISCO claimed an exemption from the provisions of Rule 15c3-3 under the Exchange Act pursuant to paragraph (k)(2)(ii). Effective June 1, 2020, ISCO no longer claimed a 15c3-3 exemption pursuant to footnote 74 to SEC Release 34-70073.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. Notification was made as required in 2020.

(Dollars in thousands)

## (6) Commitments and contingencies

Litigation, regulatory and other matters

In the ordinary course of business, we are routinely involved in judicial, regulatory, and governmental inquiries and other proceedings or investigations. These matters arise during our business activities and include matters that have been self-identified. We establish accruals for such matters when potential losses associated with the matters become probable and estimable. Although we do not anticipate additional significant adverse effects on our financial position, results of operations or cash flows, we generally cannot predict the outcome of the pending matters, the timing of the ultimate resolution of these matters, or any eventual loss, fines or penalties related to each pending matter. Consistent with this, we have not accrued for potential losses which are either probable but not yet estimable or reasonably possible and estimable.

The SIPC asserted the Schwab proceeds should be included in their 2020 fee assessment. ISCO disagreed with the position and asserted that the sale proceeds were not subject to the fee. As of December 31, 2020, ISCO recorded an accrual for its best estimate of the final settlement amount that will be due as a result of this matter, which is included in *Accounts payable and accrued expenses* on the Statement of Financial Condition. Subsequent to December 31, 2020, a settlement was reached between ISCO and the SIPC. See Note 7 - Subsequent events for additional details regarding the settlement.

## (7) Subsequent events

Subsequent to December 31, 2020, ISCO settled with the SIPC for $600 related to the matter associated with the sale proceeds from the Schwab transaction. See Note 6 - Commitments and contingencies, for additional details on this matter.

There were no other events occurring after December 31, 2020, or before February 26, 2021, which is the date on which the financial statements were available to be issued.